Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-2955

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports First Quarter 2018 Unaudited Financial Results

(Beijing - May 16, 2018) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights

•                  Net revenues[1] were RMB14.2 billion (US$2.3 billion), an increase of 3.9% compared with the first quarter of 2017.

•                  Online game services net revenues were RMB8.8 billion (US$1.4 billion), a decrease of 18.4% compared with the first quarter of 2017.

•                  E-commerce net revenues were RMB3.7 billion (US$595.0 million), an increase of 101.0% compared with the first quarter of 2017.

•                  Advertising services net revenues were RMB462.0 million (US$73.7 million), an increase of 3.8% compared with the first quarter of 2017.

•                  E-mail and others net revenues were RMB1.2 billion (US$194.1 million), an increase of 102.0% compared with the first quarter of 2017.

•                  Gross profit was RMB6.0 billion (US$949.1 million), a decrease of 20.4% compared with the first quarter of 2017.

•                  Total operating expenses were RMB4.7 billion (US$756.7 million), an increase of 75.0% compared with the first quarter of 2017.

[1] The Company adopted ASC 606 as of January 1, 2018 on a modified retrospective basis. The adoption did not have a significant impact on the Company’s operating results for the first quarter of 2018 and comparable periods. See “Impact of the recently adopted major accounting pronouncements” in this press release.

•                  Net income attributable to the Company’s shareholders was RMB751.9 million (US$119.9 million). Non-GAAP net income attributable to the Company’s shareholders was RMB1.3 billion (US$213.2 million). [2]

•                  Diluted earnings per ADS were US$0.91; non-GAAP diluted earnings per ADS were US$1.61.

First Quarter 2018 and Recent Operational Highlights

•                  Progressed monetization of Knives Out and Terminator 2: Judgment Day, mainly through the sale of a range of virtual items. International appeal of Knives Out continues to be strong, consistently topping the charts in Japan.

•                  Fortified leading mobile portfolio with the introduction of a number of new games including blockbuster hit Chu Liu Xiang in January and Identity V and Shadowverse in April. Identity V is NetEase’s first asymmetrical battle arena (ABA) game, achieving over 10 million active users in its first week. Shadowverse is a collectible card game (CCG) licensed from Cygames.

•                  Maintained popularity for PC-client and mobile flagship titles including Fantasy Westward Journey, Westward Journey Online, New Ghost, Onmyoji and Invincible.

•                  Accumulated over 60 million registered Minecraft users in China and introduced an open platform for third party developers.

•                  Furthered strategic diversification initiatives with the continued development of upcoming games including manga-based player versus player (PvP) game QwQ and Chinese-style CCG Ancient Nocturne.

•                  Solidified leadership in cross-border and private label e-commerce markets through enhanced customer services and closer partnerships with international brands, yielding continued strong growth momentum and greater economy of scale.

“We believe the advancements we made across our business segments in the first quarter put us on track for a successful year. We are excited by the longevity of and player loyalty to our flagship games, the strong performances of our new titles launched in the first quarter, and the continued rapid expansion of our e-commerce business, as well as the healthy development of our advertising services,” said Mr. William Ding, Chief Executive Officer and Director of NetEase.

“We continue to dominate China’s MMORPG market with our new chart-topping title, Chu Liu Xiang, which modernized MMOPRG gameplay,” Mr. Ding continued. “Our strategy to introduce games in non-MMORPG genres is also beginning to bear fruit. Monetization for Knives Out and Terminator 2 is ramping up smoothly, and Identity V, our very first ABA game, attracted a huge fan base immediately following its launch in April.

“We are committed to executing on our game diversification strategy, and we are becoming more adept at reaching non-MMORPG users. As we work to expand our award-winning portfolio of online games, we expect our marketing costs will normalize going forward, compared with our marketing expenses in the first quarter of 2018. For 2018, we will work to ensure that each of our business lines continues to thrive, and we remain focused on creating additional value for all of our stakeholders,” concluded Mr. Ding.

[2] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

First Quarter 2018 Financial Results

Net Revenues

Net revenues for the first quarter of 2018 were RMB14,173.0 million (US$2,259.5 million), compared to RMB14,607.6 million and RMB13,640.5 million for the preceding quarter and the first quarter of 2017, respectively.

Net revenues from online games were RMB8,761.2 million (US$1,396.7 million) for the first quarter of 2018, compared to RMB8,004.4 million and RMB10,735.5 million for the preceding quarter and the first quarter of 2017, respectively. Mobile games accounted for approximately 71.8% of net revenues from online games for the first quarter of 2018, compared to 68.0% and 73.3% for the preceding quarter and the first quarter of 2017, respectively.

Net revenues from e-commerce were RMB3,732.5 million (US$595.0 million) for the first quarter of 2018, compared to RMB4,653.7 million and RMB1,857.3 million for the preceding quarter and the first quarter of 2017, respectively.

Net revenues from advertising services were RMB462.0 million (US$73.7 million) for the first quarter of 2018, compared to RMB736.6 million and RMB445.2 million for the preceding quarter and the first quarter of 2017, respectively. The top performing advertising verticals in the first quarter of 2018 were real estate, internet services and automobile sectors.

Net revenues from e-mail and others were RMB1,217.3 million (US$194.1 million) for the first quarter of 2018, compared to RMB1,213.0 million and RMB602.6 million for the preceding quarter and the first quarter of 2017, respectively.

Gross Profit/ (Loss)

Gross profit for the first quarter of 2018 was RMB5,953.6 million (US$949.1 million), compared to RMB5,744.6 million and RMB7,483.6 million for the preceding quarter and the first quarter of 2017, respectively.

The year-over-year decrease in online game services gross profit was primarily due to decreased revenue contribution from self-developed mobile games such as Onmyoji and the mobile version of New Ghost, partially offset by increased revenue contribution from Knives Out and Chu Liu Xiang. The quarter-over-quarter increase in online game services gross profit was primarily due to the increased revenue contribution from Knives Out and Chu Liu Xiang.

The year-over-year increase in e-commerce gross profit was primarily due to the rapid development of Kaola.com and Yanxuan.

The quarter-over-quarter decrease in advertising services gross profit was primarily due to seasonality.

The year-over-year and quarter-over-quarter changes in e-mail and others gross profit/loss were primarily due to decreased revenue contribution from certain online platform businesses, which have relatively higher margins, as well as higher recognized costs related to certain copyrights.

Gross Profit/ (Loss) Margin

Gross profit margin for online game services for the first quarter of 2018 was 62.1%, compared to 61.4% and 63.9% for the preceding quarter and the first quarter of 2017, respectively. The year-over-year decrease in gross profit margin was mainly due to decreased revenue contribution from self-developed mobile games, while certain costs related to the Company’s online games segment were fixed.

Gross profit margin for e-commerce for the first quarter of 2018 was 9.5%, compared to 7.4% and 13.1% for the preceding quarter and the first quarter of 2017, respectively. The year-over-year decrease in e-commerce gross profit margin was primarily due to certain sales discounts in the first quarter of 2018 to support the rapid development of Kaola.com and Yanxuan. The quarter-over-quarter increase in gross profit margin was primarily due to seasonality as larger-scale promotions and sales discounts typically occur in the fourth quarter of 2017.

Gross profit margin for advertising services for the first quarter of 2018 was 59.0%, compared to 71.2% and 57.3% for the preceding quarter and the first quarter of 2017, respectively. The quarter-over-quarter decrease in gross profit margin was mainly due to seasonality.

Gross loss margin for e-mail and others for the first quarter of 2018 was 9.9%, compared to gross loss margin of 3.3% and gross profit margin of 20.3% for the preceding quarter and the first quarter of 2017, respectively. The year-over-year and quarter-over-quarter decreases in gross margin were primarily due to decreased revenue contribution from certain online platform businesses, which have relatively higher gross profit margins, as well as higher recognized costs related to certain copyrights in the first quarter of 2018.

Operating Expenses

Total operating expenses for the first quarter of 2018 were RMB4,746.6 million (US$756.7 million), compared to RMB4,317.8 million and RMB2,711.7 million for the preceding quarter and the first quarter of 2017, respectively. The year-over-year and quarter-over-quarter increases in operating expenses were mainly due to increased marketing expenditures related to online games and research and development investments, as well as higher staff-related costs. Shipping and handling costs included in selling and marketing expenses for the first quarter of 2018 were RMB325.8 million (US$51.9 million), compared to RMB393.3 million and RMB213.3 million for the preceding quarter and the first quarter of 2017, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB282.7 million (US$45.1 million) for the first quarter of 2018, compared to RMB290.4 million and RMB943.0 million for the preceding quarter and the first quarter of 2017, respectively. The effective tax rate for the first quarter of 2018 was 26.0%, compared to 18.2% and 19.0% for the preceding quarter and the first quarter of 2017, respectively. The changes in the effective tax rate were mainly due to the fact that certain subsidiaries of the Company experienced higher operating losses in the current quarter. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income After Tax

Net income attributable to the Company’s shareholders for the first quarter of 2018 totaled RMB751.9 million (US$119.9 million), compared to RMB1.3 billion and RMB3.9 billion for the preceding quarter and the first quarter of 2017, respectively. Non-GAAP net income attributable to the Company’s shareholders for the first quarter of 2018 totaled RMB1.3 billion (US$213.2 million), compared to RMB1.9 billion and RMB4.3 billion for the preceding quarter and the first quarter of 2017, respectively.

During the first quarter of 2018, the Company had a net foreign exchange loss of RMB375.1 million (US$59.8 million), compared to net foreign exchange losses of RMB159.1 million and RMB48.5 million for the preceding quarter and the first quarter of 2017, respectively. The year-over-year and quarter-over-quarter changes in foreign exchange losses were mainly due to unrealized exchange losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$0.91 each for the first quarter of 2018. The Company reported basic and diluted earnings per ADS of US$1.56 and US$1.55, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$4.76 and US$4.71, respectively, for the first quarter of 2017. Non-GAAP basic and diluted earnings per ADS were US$1.62 and US$1.61, respectively, for the first quarter of 2018, compared to non-GAAP basic and diluted earnings per ADS of US$2.28 and US$2.26, respectively, for the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$5.26 and US$5.21, respectively, for the first quarter of 2017.

Quarterly Dividend

The board of directors has approved a dividend of US$0.23 per ADS for the first quarter of 2018, which is expected to be paid on June 8, 2018 to shareholders of record as of the close of business on June 1, 2018.

NetEase paid a dividend of US$0.38 per ADS for the fourth quarter of 2017 on March 2, 2018.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of March 31, 2018, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB43.5 billion (US$6.9 billion), compared to RMB43.2 billion as of December 31, 2017. Cash flow generated from operating activities was RMB1.9 billion (US$303.7 million) for the first quarter of 2018, compared to RMB3.9 billion and RMB4.0 billion for the preceding quarter and the first quarter of 2017, respectively.

Share Repurchase Program

On November 15, 2017, the Company announced that its board of directors had approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2017. As of March 31, 2018, the Company had repurchased approximately 1.2 million ADSs for approximately US$376.0 million under this program.

Under the terms of the current approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (SEC) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1.  The extent to which NetEase repurchases its ADSs will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by NetEase’s management team. The repurchase program may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2726 on March 30, 2018 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 30, 2018, or at any other certain date. The percentages stated are calculated based on RMB.

Change in Segment Reporting

Effective in the fourth quarter of 2017, the Company changed its segment disclosure to separately report the financial results of its e-commerce business in light of the significant growth of the revenue contribution from e-commerce to the Company’s total consolidated net revenues in 2017. This segment primarily reflects the results of NetEase’s two e-commerce platforms, Kaola.com and Yanxuan, which were established in January 2015 and April 2016, respectively. The Company now reports four reporting segments: online game services, e-commerce, advertising services, and e-mail and others. This change in segment reporting aligns with the manner in which the Company’s operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of income or consolidated statements of cash flows. The Company retrospectively revised prior period segment information to conform to current period presentation.

Impact of the recently adopted major accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”.

On January 1, 2018, the Company adopted Topic 606, using the modified-retrospective transition approach. Under this approach, the Company applies the new revenue standard on a prospective basis, effective January 1, 2018, and records adjustments to its fiscal 2018 opening balance sheet (as of January 1, 2018) to reflect the cumulative effect of the new revenue standard.

The new revenue standard primarily impacts the accounting of the recognition of breakage associated with its unused online points in a personal game account as a result of recording revenue based upon estimates of breakage under the new revenue standard. Under the historical accounting standard, revenue for unused points was not recorded until the points expired. Thus, for unused points, revenue will be recorded earlier under the new standard. The cumulative-effect adjustment includes a reduction of its deferred revenue of approximately RMB81.7 million and a net increase to its retained earnings of approximately RMB27.4 million (net of tax). The adoption of Topic 606 did not have a significant impact on the Company’s operating results for the first quarter of 2018 and comparable periods.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU No. 2016-01) “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” The Company anticipates that the adoption of the new standard will increase the volatility of its investment income, net, as a result of the remeasurement of its equity investments. The Company adopted this guidance in the first quarter of 2018 and RMB38.2 million of accumulated other comprehensive income for the Company’s available-for-sale equity securities that existed as of December 31, 2017 was reclassified into retained earnings upon the adoption. For equity investments without readily determinable fair value, the Company elected to measure them at their costs minus impairment (if any), plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuer. In the first quarter of 2018, the Company recorded a net investment loss of RMB56.3 million related to the equity investments with readily determinable fair value. Given that there were no material observable price changes in orderly transactions for the identical or similar investments of the same issuer, the Company did not record any changes to the carrying value of equity investments without readily determinable fair value in the first quarter of 2018.

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The standard should be applied using a retrospective transition method to each period presented. The Company adopted this guidance in the first quarter of 2018. Pursuant to the new guidance, the net change of cash, cash equivalents and restricted cash decreased RMB360.0 million and increased RMB13.8 million for the preceding quarter and the first quarter of 2017, respectively, compared to the amounts presented under previous guidance.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, May 16, 2018 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, May 17, 2018). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-866-548-4713 (international: 1-323-794-2093), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 1005515#. The replay will be available through May 30, 2018.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, e-commerce businesses, advertising services and e-mail services. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that NetEase’s affiliates will not be able to continue operating Minecraft, World of Warcraft®, StarCraft® II, Hearthstone®, Diablo® III: Reaper of Souls™, Heroes of the Storm®, Overwatch® or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce businesses may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce businesses and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	March 31,	March 31,
	2017	2018	2018
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	2,764,140	3,727,435	594,241
Time deposits	30,603,369	28,509,513	4,545,087
Restricted cash	5,926,906	5,761,728	918,555
Accounts receivable, net	3,619,725	4,446,185	708,826
Inventories,net	5,474,929	5,121,060	816,417
Prepayments and other current assets	3,816,028	4,716,200	751,874
Short-term investments	9,742,663	11,100,719	1,769,716
Total current assets	61,947,760	63,382,840	10,104,716

Non-current assets:
Property, equipment and software, net	3,769,326	4,261,599	679,399
Land use right, net	593,279	590,101	94,076
Deferred tax assets	823,495	851,584	135,763
Time deposits	100,000	150,000	23,914
Restricted cash	200	200	32
Other long-term assets	3,797,355	4,539,050	723,631
Total non-current assets	9,083,655	10,392,534	1,656,815
Total assets	71,031,415	73,775,374	11,761,531

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	2,442,531	2,365,787	377,162
Salary and welfare payables	2,189,110	1,955,058	311,682
Taxes payable	1,564,692	2,060,103	328,429
Short-term loans	6,623,502	9,516,159	1,517,100
Deferred revenue	6,237,969	7,091,444	1,130,543
Accrued liabilities and other payables	4,692,310	4,890,544	779,668
Total current liabilities	23,750,114	27,879,095	4,444,584

Long-term payable:
Deferred tax liabilities	213,215	277,696	44,271
Other long-term payable	18,250	143,853	22,934
Total liabilities	23,981,579	28,300,644	4,511,789

Redeemable noncontrolling interests	614,696	410,323	65,415

Total NetEase, Inc.’s equity	45,732,007	44,488,422	7,092,501
Noncontrolling interests	703,133	575,985	91,826
Total shareholders’ equity	46,435,140	45,064,407	7,184,327

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	71,031,415	73,775,374	11,761,531

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	USD (Note 1)
Net revenues	13,640,546	14,607,636	14,172,990	2,259,507

Cost of revenues	(6,156,929)	(8,863,025)	(8,219,412)	(1,310,368)

Gross profit	7,483,617	5,744,611	5,953,578	949,139

Selling and marketing expenses	(1,228,854)	(2,397,214)	(2,490,868)	(397,103)
General and administrative expenses	(558,028)	(678,370)	(796,820)	(127,032)
Research and development expenses	(924,797)	(1,242,213)	(1,458,947)	(232,590)
Total operating expenses	(2,711,679)	(4,317,797)	(4,746,635)	(756,725)

Operating profit	4,771,938	1,426,814	1,206,943	192,414
Other income:
Investment income, net	43,284	96,030	80,771	12,877
Interest income, net	149,828	190,733	165,459	26,378
Exchange losses, net	(48,525)	(159,106)	(375,094)	(59,799)
Other, net	37,687	37,814	9,416	1,501

Net income before tax	4,954,212	1,592,285	1,087,495	173,371
Income tax	(943,032)	(290,372)	(282,687)	(45,067)

Net income after tax	4,011,180	1,301,913	804,808	128,304
Deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	—	(49,710)	(7,925)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(88,414)	(16,300)	(3,199)	(510)
Net income attributable to the Company’s shareholders	3,922,766	1,285,613	751,899	119,869

Basic earnings per share	1.19	0.39	0.23	0.04
Basic earnings per ADS	29.83	9.79	5.73	0.91
Diluted earnings per share	1.18	0.39	0.23	0.04
Diluted earnings per ADS	29.55	9.71	5.68	0.91

Weighted average number of ordinary shares outstanding, basic	3,288,105	3,284,028	3,281,948	3,281,948
Weighted average number of ADS outstanding, basic	131,524	131,361	131,278	131,278
Weighted average number of ordinary shares outstanding, diluted	3,318,547	3,310,586	3,308,240	3,308,240
Weighted average number of ADS outstanding, diluted	132,742	132,423	132,330	132,330

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	4,011,180	1,301,913	804,808	128,304
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	146,144	274,298	366,436	58,419
Impairment loss for investments	22,200	14,000	—	—
Share-based compensation cost	413,420	593,301	585,655	93,367
Allowance for provision for doubtful debts	3,188	28,914	55,544	8,855
(Gains) /losses on disposal of property, equipment and software	(316)	5,118	(1,261)	(201)
Unrealized exchange losses	42,125	155,511	394,651	62,917
Gains on disposal of a subsidiary	—	—	(37,382)	(5,960)
Deferred income taxes	(279,046)	(83,865)	26,826	4,277
Net equity share of losses/ (gains) from associated companies	27,074	(20,849)	10,960	1,747
Fair value changes of short-term investments and available- for-sale securities	(89,505)	(81,546)	(47,931)	(7,641)
Changes in operating assets and liabilities:
Accounts receivable	564,743	(391,603)	(888,205)	(141,601)
Inventories	(562,658)	(506,556)	353,869	56,415
Prepayments and other current assets	(740,212)	(148,776)	(838,855)	(133,732)
Accounts payable	170,289	403,973	(22,254)	(3,548)
Salary and welfare payables	(160,858)	805,435	(230,401)	(36,731)
Taxes payable	779,410	594,408	492,999	78,596
Deferred revenue	(573,805)	73,352	935,171	149,088
Accrued liabilities and other payables	257,788	864,426	(55,653)	(8,872)
Net cash provided by operating activities	4,031,161	3,881,454	1,904,977	303,699

Cash flows from investing activities:
Purchase of property, equipment and software	(325,438)	(572,115)	(670,133)	(106,835)
Proceeds from sale of property, equipment and software	852	1,187	2,975	474
Purchase of other intangible assets and licensed copyrights of video content	(62,212)	(351,378)	(337,592)	(53,820)
Net change in short-term investments with terms of three months or less	1,839,344	(3,119,511)	(1,372,886)	(218,870)
Purchase of short-term investments	(4,465,000)	(1,235,000)	(1,624,000)	(258,904)
Proceeds from maturities of short-term investments	3,229,235	2,656,842	1,722,295	274,574
Acquisitions of long-term investments	(39,762)	(552,086)	(115,383)	(18,395)
Placement/rollover of matured time deposits	(8,856,849)	(8,183,371)	(5,910,677)	(942,301)
Proceeds from maturities of time deposits	3,109,265	7,409,214	7,332,776	1,169,017
Net change in other assets	(32,599)	(48,516)	(95,594)	(15,240)
Net cash used in investing activities	(5,603,164)	(3,994,734)	(1,068,219)	(170,300)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term bank loans	12,137,004	18,172,348	22,966,267	3,661,363
Payment of short-term bank loans	(11,447,074)	(17,197,778)	(19,870,507)	(3,167,826)
Capital contribution from/ (repurchase of) noncontrolling interests and redeemable noncontrolling interests shareholders	500,000	40,000	(455,000)	(72,538)
Repurchase of shares	(163,279)	(436,630)	(2,328,028)	(371,142)
Dividends paid to shareholders	(917,088)	(624,395)	(315,511)	(50,300)
Net cash provided by /(used in) financing activities	109,563	(46,455)	(2,779)	(443)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(4,009)	(11,646)	(35,862)	(5,717)
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(1,466,449)	(171,381)	798,117	127,239
Cash, cash equivalents and restricted cash, beginning of the period *	10,972,772	8,862,627	8,691,246	1,385,589
Cash, cash equivalents and restricted cash, end of the period *	9,506,323	8,691,246	9,489,363	1,512,828

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	1,003,426	(238,447)	451,043	71,907
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	282,753	293,194	327,030	52,136

The accompanying notes are an integral part of this press release.

*In 2018, the Company adopted the guidance of ASU 2016-18 issued by FASB in November 2016, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, the Company included restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows.  Pursuant to the guidance, the Company retropsectively restated the statement of cash flows in the comparative periods.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	10,735,463	8,004,352	8,761,247	1,396,748
E-commerce	1,857,339	4,653,652	3,732,474	595,044
Advertising services	445,187	736,597	462,017	73,657
E-mail and others	602,557	1,213,035	1,217,252	194,058
Total net revenues	13,640,546	14,607,636	14,172,990	2,259,507

Cost of revenues:
Online game services	(3,871,955)	(3,087,192)	(3,316,189)	(528,679)
E-commerce	(1,614,517)	(4,310,338)	(3,376,328)	(538,266)
Advertising services	(190,241)	(212,488)	(189,543)	(30,218)
E-mail and others	(480,216)	(1,253,007)	(1,337,352)	(213,205)
Total cost of revenues	(6,156,929)	(8,863,025)	(8,219,412)	(1,310,368)

Gross profit/ (loss):
Online game services	6,863,508	4,917,160	5,445,058	868,069
E-commerce	242,822	343,314	356,146	56,778
Advertising services	254,946	524,109	272,474	43,439
E-mail and others	122,341	(39,972)	(120,100)	(19,147)
Total gross profit	7,483,617	5,744,611	5,953,578	949,139

Gross profit/ (loss) margin:
Online game services	63.9%	61.4%	62.1%	62.1%
E-commerce	13.1%	7.4%	9.5%	9.5%
Advertising services	57.3%	71.2%	59.0%	59.0%
E-mail and others	20.3%	(3.3)%	(9.9)%	(9.9)%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.2726 on the last trading day of March 2018 (March 30, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	170,229	248,433	188,563	30,061
Operating expenses
- Selling and marketing expenses	19,609	29,925	28,725	4,579
- General and administrative expenses	120,958	165,827	199,128	31,746
- Research and development expenses	102,624	149,116	169,239	26,981

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	3,922,766	1,285,613	751,899	119,869
Add: Share-based compensation	413,420	593,301	585,321	93,314
Non-GAAP net income attributable to the Company’s shareholders	4,336,186	1,878,914	1,337,220	213,183

Non-GAAP basic earnings per share	1.32	0.57	0.41	0.06
Non-GAAP basic earnings per ADS	32.97	14.30	10.19	1.62
Non-GAAP diluted earnings per share	1.31	0.57	0.40	0.06
Non-GAAP diluted earnings per ADS	32.67	14.19	10.11	1.61

The accompanying notes are an integral part of this press release.